Mail Stop 3561

September 10, 2008

Alexander W. Smith
President and Chief Executive Officer
Pier 1 Imports, Inc.
100 Pier 1 Place
Fort Worth, TX 76102

       Re: **Pier 1 Imports, Inc.**
              Form 10-K for Fiscal Year Ended March 1, 2008
              Filed May 7, 2008
              Definitive Proxy Statement on Schedule 14A
              Filed May 9, 2008
              File No. 001-07832

Dear Mr. Smith:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by furnishing us your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 28

Compensation Discussion and Analysis, page 28

1. We note your disclosure on page 29 that upon the recommendation of Towers Perrin the compensation committee selected a second peer group to benchmark executive officer perquisites, executive and non-employee director stock

Alexander W. Smith
Pier 1 Imports, Inc.
September 10, 2008
Page 2

     ownership guidelines and non-employee director compensation. Given that the compensation committee "believed that the previous peer group included several large retailers whose operations were not a relevant match to Pier 1 Imports' scope of operations," please expand your discussion to explain why the compensation committee continued to use the old peer group to benchmark the base salary, short-term incentive and long-term incentive elements of executive compensation, in lieu of the second peer group.

2. We note your disclosure on page 29 of the factors that generally go into the compensation committee's determination of each executive's base salary. Please enhance your disclosure to identify more specifically what aspects of individual performance are considered. See Regulation S-K Item 402(b)(2)(vii).

3. We note your disclosure on page 32 that "[e]ffective April 20, 2008, Pier 1 Imports and each of Messrs. Jacobs, Turner and Walker mutually terminated their respective post-employment consulting agreement." Please indicate whether these executives received any consideration in exchange for terminating their respective agreements.

Potential Payments upon Termination or Change in Control, page 45

4. We note your disclosure in the footnotes to the table on page 47 that the 2006 Plan's administrative committee may, in its discretion, notwithstanding the grant agreement, upon a participant's retirement, termination without cause, death or disability, or upon a corporate change, fully vest any and all Pier 1 common stock awarded pursuant to a restricted stock award. Please disclose whether the administrative committee has in the past exercised discretion in this regard. The same comment applies to your other plans, to the extent that the administrative committee or the compensation committee of your board of directors, as applicable, may exercise discretion to fully vest or accelerate awards, notwithstanding the terms of a grant agreement. For instance, please indicate whether or not the normal policy is to fully vest or accelerate these awards in certain circumstances. See Item 402(b)(2)(vi) and -(h)(3)(v) of Regulation S-K.

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     As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director